Delisting Determination,The Nasdaq Stock Market, LLC,
July 10, 2008, NationsHealth, Inc. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the common stock of NationsHealth, Inc.
(the Company), effective at the opening of the trading session on July 21, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(04). The Company was notified of the Staffs determinations on April 1, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel.
The Company withdrew its request for a hearing on April 29, 2008 and trading in the Companys securities was suspended on May 1, 2008. The Staffs determination to delist the Company became final on May 1, 2008.